                                                                    EXHIBIT 12-2
MCN CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

                                                 Twelve Months                      Twelve Months Ended December 31,
                                                     Ended        -----------------------------------------------------------------
                                                  June 30, 1995    1994         1993          1992          1991           1990
                                                 --------------   ---------   ---------      ---------     ---------      ---------

EARNINGS AS DEFINED (1)
Pre-tax income (2)                                  $ 90,445      $105,887      $106,987      $ 85,984      $ 54,225       $50,543
Fixed charges (3)                                     72,293        60,910        48,955        48,414        49,076        44,777
                                                    --------      --------      --------      --------      --------       -------
  Earnings as defined                               $162,738      $166,797      $155,942      $134,398      $103,301       $95,320

FIXED CHARGES AS DEFINED (1) (4)
Interest, expensed                                  $ 54,525      $ 48,948      $ 38,728      $ 38,874      $ 39,686       $36,385
Interest, capitalized                                  5,217         2,928         3,966         1,650           737         1,211
Amortization of debt discounts, premium
  and expense                                          1,465         1,332         1,153           830           629           618
Interest implicit in rentals                           8,568         7,773         6,350         6,298         6,804         5,732
Preferred securities dividend requirements
  of subsidiaries                                      6,699         2,203         1,086         1,468         1,884         2,277
                                                    --------      --------      --------      --------      --------       -------
  Fixed charges as defined                          $ 76,474      $ 63,184      $ 51,283      $ 49,120      $ 49,740       $46,223

Ratio of Earnings to Fixed Charges                      2.13          2.64          3.04          2.74          2.08          2.06
                                                    ========      ========      ========      ========      ========       =======

Notes:

(1) Earnings and fixed charges are defined and computed in accordance with
    Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon and MCN Michigan Limited Partnership), increased to reflect the pre-tax earnings requirement for MichCon.